Exhibit 12

Wyeth

Computation of Ratio of Earnings to Fixed Charges

(in thousands except ratio amounts)

	Six Months Ended June 30, 2007	Year Ended December 31,
		2006	2005	2004	2003	2002
Earnings (Loss):
Income (loss) from continuing operations before income taxes	$3,459,792	$5,429,904	$4,780,589	$(129,847)	$2,361,612	$6,097,245

Add:
Fixed charges	353,932	625,513	461,431	360,805	346,564	430,449
Minority interests	14,712	29,769	26,492	27,867	32,352	27,993
Amortization of capitalized interest	11,987	22,465	21,356	9,350	8,772	8,866

Less:
Equity income (loss)	(40)	(317)	(104)	(524)	(468)	20,766
Capitalized interest	38,500	71,400	46,450	86,750	115,800	88,008

Total earnings as defined	$3,801,963	$6,036,568	$5,243,522	$181,949	$2,633,968	$6,455,779

Fixed Charges:
Interest and amortization of debt expense	$287,798	$498,847	$356,834	$221,598	$182,503	$294,160
Capitalized interest	38,500	71,400	46,450	86,750	115,800	88,008
Interest factor of rental expense (1)	27,634	55,266	58,147	52,457	48,261	48,281

Total fixed charges as defined	$353,932	$625,513	$461,431	$360,805	$346,564	$430,449

Ratio of earnings to fixed charges	10.7	9.7	11.4	0.5	7.6	15.0

(1)	A 1/3 factor was used to compute the portion of rental expenses deemed representative of the interest factor.